02029395

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for March 29, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-77054
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Exhibit Index at page 3.

NY1 5165507v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 29, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: ______________________

Name: ~~Kevin Steele~~ Steve Warjanke

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-9

CSFB
CREDIT SUISSE FIRST BOSTON CORPORATION

*** PRELIMINARY SALES POINTS ***

CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-9

[$400,000,000]
(Approximate)

DLJ Mortgage Capital, Inc.
Seller

Washington Mutual Mortgage Securities Corp.
GreenPoint Mortgage Funding, Inc.
Sellers and Servicers

RBMG, Inc.
Servicer

Olympus Servicing, L.P.
Servicer and Special Servicer

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

[Closing Date: March 26, 2002]

CSFB

CREDIT SUISSE FIRST BOSTON CORPORATION

Class	Original Principal Balance	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Window To Call	Proposed Ratings (Moody's/S&P)
A-1	$169,434,300	39.48%	Floating (4)(5)	1.00	4/2 – 3/4	Aaa/AAA
A-2	$113,267,700	26.39%	Fixed (4)	3.00	3/4 – 7/6	Aaa/AAA
A-3	$55,306,100	12.89%	Fixed (4)	5.25	7/6 – 8/8	Aaa/AAA
A-4	$20,482,500	4.77%	Fixed (4)	7.00	8/8 – 11/9	Aaa/AAA
A-5	$49,186,400	11.46%	Fixed (4)(6)	9.82	11/9 – 3/13	Aaa/AAA
A-IO	(7)	(7)	(4)(7)	1.13 (8)	-	Aaa/AAA
M-1	$9,655,500	2.25%	Fixed (4)(6)	5.95	4/05 – 3/13	Aa2/AA
M-2	$8,582,700	2.00%	Fixed (4)(6)	5.52	4/05 – 9/11	A2/A
B	$3,218,436	0.75%	Fixed (4)(6)	4.19	4/05 – 4/08	Baa2/BBB
Total	$429,133,636	100.00%				

TRANSACTION SUMMARY (NON-OFFERED CERTIFICATES) (2)

Class	Original Principal Balance	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Window To Call	Proposed Ratings (Moody's/S&P)
R	$100	-	Fixed (4) (9)	-	-	-/AAA
X	$[0]	-	(10)	-	-	-

Notes: (1) Balances subject to a 5% variance

(2) Pricing Speed of 115 PPC. 100 PPC assumes a ramp of 6 CPR in month 1, rising to 20 CPR in month 12 and 20 CPR thereafter for life.

(3) The Certificates are priced to a 5% cleanup call.

(4) The Pass-Through Rates are subject caps as described herein.

(5) The Initial Pass-Through Rate will be equal to the lesser of LIBOR + [0.25]% and the Net WAC Cap.

(6) The Initial Pass-Through Rate is subject to an increase of 0.50% per annum on the first distribution date after the first possible optional termination date.

(7) The Pass-Through Rate for the Class A-IO Certificates will be 6.00% per annum. The Class A-IO Certificates will only be entitled to interest for the first [30] distribution dates. The Class A-IO Certificates will not have a class certificate balance and will not be entitled to distributions of principal. The notional amount of the Class A-IO Certificates will be as follows: The lesser of (a) from and including the 1st through the [30]th distribution date $[42,000,000]; thereafter $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

(8) Duration.

(9) Non-Economic Residual

(10) Economic Residual

CSFB
CREDIT SUISSE FIRST BOSTON CORPORATION

Transaction Highlights

Sole Underwriter:	Credit Suisse First Boston Corporation ("CSFB") (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Securities Corp.
Sellers:	DLJ Mortgage Capital, Inc.; Washington Mutual Mortgage Securities Corp. (WMMSC); GreenPoint Mortgage Funding, Inc.
Servicers:	WMMSC; GreenPoint Mortgage Funding, Inc; RBMG, Inc.
Master Servicer:	[TBD]
Special Servicer:	Olympus Servicing, L.P. ("Olympus")
Trustee:	[JPMorgan Chase Bank]
Cut-Off Date:	March 01, 2002
Closing Date:	On or about March26, 2002
Investor Settlement Date:	On or about March 28, 2002
Distribution Date:	25th day of each month (or the next business day), commencing April2002.
Delay Days:	24 days, except for the Class A-1 which is 0 days.
Optional Call:	The transaction will have an optional 5% clean-up call.
Offered Certificates:	Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-IO, Class M-1, Class M-2 and Class B
Federal Tax Aspects:	The Trust will be established as a REMIC for federal income tax purposes.

ERISA/SMMEA Eligibility:

CLASS	ERISA	SMMEA
A-1	Yes	Yes
A-2	Yes	Yes
A-3	Yes	Yes
A-4	Yes	Yes
A-5	Yes	Yes
A-IO	Yes	Yes
M-1	Yes	Yes
M-2	Yes	No
B	Yes	No

Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement.

Prepayment Period: With respect to any distribution date and a prepayment in full: For loans where the servicer if not WMMSC, the calendar month immediately preceding the month in which such distribution date occurs. For loans serviced by WMMSC, the 15th of the month immediately preceding the month in which such distribution date occurs to the 14th of the month in which the distribution date occurs. For any distribution date and any partial prepayment, the calendar month preceding that distribution date.

Coupon Step-Up: After the date on which the optional termination may be exercised, the pass-through rate on the Class A-5, M-1, M-2 and B Certificates will be increased by 50 basis points.

P&I Advances: The Servicers will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that they reasonably believe that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Pricing Prepayment Speed: The Certificates are priced to call at 115 PPC. 100 PPC assumes a ramp of [6%] CPR increasing to [20%] CPR in month 12 and then fixed at [20%] CPR for life.

Registration: Delivery of Certificates will be made available through DTC, Clearstream, Luxembourg and Euroclear.

Accrual Period: For any distribution date and Certificates other than the Class A-1, the calendar month immediately preceding that distribution date. For any distribution date and the Class A-1, the period from and including the 25th day of the calendar month immediately preceding that distribution date to and including the 24th day of the calendar month of that distribution date. All Certificates will accrue interest on the basis of a 360-day year consisting of twelve 30-day months.

Pass-Through Rate: Coupons on Classes A-1, A-2, A-3, A-4, A5, M-1, M-2 and B are limited to the Net WAC Cap (defined herein). The pass-through rate on the Class A-IO Certificates will equal, on any distribution date, the lesser of (a) [8]% and (b) a fraction, expressed as a percentage, (1) the numerator of which is equal to the product of (x) the Interest Remittance Amount for such distribution date and (y) 12, and (2) the denominator of which is equal to the Class A-IO Notional Amount for such distribution date.

Basis Risk Pass-Through Rate: Before the optional termination date:

- For Class A-1 Certificates, the lesser of (a) Libor plus [0.25]% and (b) the Net Funds Cap
- For Class A-2 thru Class A-5, Class M-1, Class M-2 and Class B, the lesser of (a) the initial coupon and (b) the Net Funds Cap.

After the Optional termination date:

- For Class A-1 Certificates, the lesser of (a) Libor plus [0.25]% and (b) the Net Funds Cap
- For Class A-2 thru Class A-4, the lesser of (a) the initial coupon and (b) the Net Funds Cap.
- For Class A-5, Class M-1, Class M-2 and Class B, the lesser of (a) the initial coupon plus 0.5% and (b) the Net Funds Cap.

Interest Shortfall: For any distribution date is equal to the aggregate shortfall, if any, in collections of interest (adjusted to the related net mortgage rate) on the mortgage loans resulting from (a) principal prepayments in full and in part received during the related Prepayment Period and (b) interest payments on certain of the mortgage loans being limited pursuant to the provisions of the Soldiers' and Sailors' Civil Relief Act of 1940.

Compensating Interest: For each of the mortgage loans serviced by a servicer and any distribution date, an amount, as further described in the Prospectus Supplement, to be paid by that servicer in connection with prepaid mortgage loans.

Current Interest: For any distribution date, and any class of offered certificates, the amount of interest accruing at the applicable Pass-Through Rate on the related Class Principal Balance or Class A-IO notional amount, as applicable, during the related Accrual Period; provided, that as to each class of certificates the Current Interest will be reduced by a pro rata portion of any Interest Shortfalls to the extent not covered by excess interest.

Collection Period: For any distribution date is the period from the second day of the month immediately preceding such distribution date to and including the first day of the month of that distribution date.

Payaheads: Any scheduled payment intended by the related mortgagor to be applied in a Collection Period subsequent to the Collection Period in which such payment was received.

Insurance Proceeds: Amounts paid pursuant to any insurance policy with respect to a mortgage loan that have not been used to restore the related mortgaged property or released to the mortgagor in accordance with the terms of the pooling and servicing agreement, subject to the terms and conditions of the related mortgage note and mortgage.

Liquidation Proceeds: Amounts, including Insurance Proceeds, received in connection with the liquidation of a defaulted mortgage loan, whether through trustee's sale, foreclosure sale, or otherwise or amounts received in connection with any condemnation or partial release of a mortgaged property.

Interest Remittance Amount: For any distribution date the sum of:

1) all interest collected (other than Payaheads) or advanced in respect of scheduled payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the servicing fees and trustee and [master servicing] fees with respect to such mortgage loans and (y) unreimbursed advances and other amounts due the servicers or [master servicer], the trust administrator or the trustee with respect to such mortgage loans, to the extent allocable to interest,

2) all Compensating Interest paid by the servicers of the mortgage loans with respect to the related Collection Period,

3) the portion of any substitution amount or purchase price paid with respect to such mortgage loans during the related Collection Period allocable to interest,

4) all Liquidation Proceeds and any other recoveries (net of unreimbursed advances, servicing advances and expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest.

Realized Losses: The amount determined by the related servicer and evidenced by an officers' certificate delivered to the trustee, in connection with any mortgage loan equal to:

- for any Liquidated Mortgage Loan, the excess of its principal balance plus interest at a rate equal to the applicable net mortgage rate from the due date as to which interest was last paid up to the first due date after the liquidation over any proceeds received in connection with the liquidation, after application of all withdrawals permitted to be made by that servicer from the collection account for the mortgage loan;
- for any mortgage loan that has become the subject of a Deficient

Valuation, the excess of the principal balance of the mortgage loan over the principal balance as reduced in connection with the proceedings resulting in the Deficient Valuation; or

- for any mortgage loan that has become the subject of a Debt Service Reduction, the present value of all monthly Debt Service Reductions on the mortgage loan, assuming that the mortgagor pays each scheduled monthly payment on the applicable due date and that no principal prepayments are received on the mortgage loan, discounted monthly at the applicable mortgage rate.

Applied Loss Amount: If on any distribution date, after giving effect to all Realized Losses incurred with respect to the mortgage loans during the Collection Period for such distribution date and payments of principal on such distribution date, the aggregate Class Principal Balance of the Class A-1, A-2, A-3, A-4, A-5, M-1, M-2 and Class B Certificates exceeds the Aggregate Loan Balance for the mortgage loans for such distribution date (such excess, an "Applied Loss Amount"), such amount will be allocated in reduction of the Class Principal Balance of the Class B Certificates, until Class Principal Balance has been reduced to zero; and then, the Class M-2 Certificates, until the Class Principal Balance thereof has been reduced to zero; and then , the Class M-1 Certificates, until the Class Principal Balance thereof has been reduced to zero. The Class Principal Balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Net Mortgage Rate: With respect to any mortgage loan, the rate per annum equal to the mortgage rate minus the rate at which the expense fees accrue. The mortgage rate of a mortgage loan is the rate at which interest accrues on that mortgage loan in accordance with the terms of the related mortgage note.

Deferred Amount: For any Class M-1, M-2 and Class B Certificates and distribution date, will equal the amount by which (x) the aggregate of the Applied Loss Amounts previously applied in reduction of the Class Principal Balance thereof exceeds (y) the aggregate of amounts previously paid in reimbursement thereof.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before such date of determination.

Aggregate Loan Balance: For the mortgage loans and any distribution date, will equal the aggregate of the Stated Principal Balances of the mortgage loans as of the last day of the prior month.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Net Funds Cap: For any distribution date, will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Interest Remittance Amount for such distribution date and (2) 12, and the denominator of which is the Aggregate Loan Balance for the immediately preceding distribution date (or, in the case of the first distribution date, the Aggregate Loan Balance as of the cut-off date).

Class A-IO Notional Amount: For any distribution date, the notional amount of the Class A-IO Certificates will be equal to the lesser of:

1) from and including the 1st through the [30]th distribution date $[42,000,000]; thereafter $0 and

2) the Aggregate Loan Balance for the immediately preceding such distribution date (or, in the case of the first distribution date, the Aggregate Loan Balance as of the cut-off date.)

Net WAC Cap:

Class A-1, A-2, A-3, A-4, A-5, M-1, M-2 and B

For any distribution date prior to the October 2004 distribution date, a per annum rate equal to (a) the Net Funds Cap minus (b) the pass-through rate on the Class A-IO Certificates multiplied by a fraction, the numerator of which is the Class A-IO Notional Amount immediately prior to such distribution date and the denominator of which is the Aggregate Loan Balance for the immediately preceding distribution date (or, in the case of the first distribution date, the Aggregate Loan Balance as of the cut-off date).For any distribution date on or after the October 2004 distribution date, a per annum rate equal to the Net Funds Cap.

Principal Payments:

The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under the "Priority of Payments."

Class Principal Balance:

With respect to any certificate (other than the Class A-IO Certificates) as of any date of determination, an amount equal to the initial principal balance of that class, reduced by the aggregate of the following amounts allocable to that class: (a) all amounts previously distributed to holders of certificates of that class as payments of principal and (b) Applied Realized Loss Amounts previously allocated to that class.

Principal Remittance Amount:

For any distribution date will be equal to the sum of:

1) all principal collected (other than Payaheads) or advanced in respect of scheduled payments on the mortgage loans during the related Collection Period (less unreimbursed advances, servicing advances and other amounts due to the trustee, [the master servicer] and the trust administrator with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period,

2) all principal prepayments received during the related Prepayment Period,

3) the outstanding principal balance of each mortgage loan that was repurchased by the applicable seller or Olympus during the related Collection Period,

4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the related Collection Period allocable to principal and

5) all Liquidation Proceeds and any other recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to principal) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to principal.

Carryforward Interest:

For any class of offered certificates and any distribution date, the sum of (1) the amount, if any, by which (x)the sum of (A) Current Interest for such class for the immediately preceding distribution date and (B)any unpaid Carryforward Interest for such class from previous distribution dates exceeds (y) the amount paid in respect of interest on such class on such immediately preceding distribution date, and (2)other than with respect to the Class A-IO Certificates, interest on such amount for the related Accrual Period at the applicable Pass-Through Rate.

Basis Risk Shortfall: For any class of offered certificates, other than the Class A-IO Certificates, and any distribution date, the sum of: (1) the excess, if any, of the related Current Interest calculated on the basis of the related Basis Risk Pass-Through Rate over the related Current Interest for the applicable distribution date; (2) any Basis Risk Shortfall remaining unpaid from prior distribution dates; and (3) 30 days interest on the amount in clause (2) calculated on the basis of the related Basis Risk Pass-Through Rate.

Overcollateralization Amount: For any distribution date will be equal to the amount, if any, by which

1) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds

2) the aggregate Class Principal Balance of the Class A-1,A-2,A-3,A-4, A-5,M-1,M-2 and B Certificates after giving effect to payments on such distribution date.

Target Overcollateralization Amount: For any distribution date prior to the Stepdown Date, approximately 0.50% of the Aggregate Loan Balance of the mortgage loans as of the cut-off date; with respect to any distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, the greater of (a) approximately 1% of the Aggregate Loan Balance of the mortgage loans for such distribution date, or (b) approximately 0.50% of such Aggregate Loan Balance as of the cut-off date; with respect to any distribution date on or after the Stepdown Date with respect to which a Trigger Event has occurred and is continuing, the Targeted Overcollateralization Amount for the distribution date immediately preceding such distribution date.

Overcollateralization Release Amount: For any distribution date will be equal to the lesser of :

1) the Principal Remittance Amount for such distribution date and

2) the amount, if any, by which

   a. the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the Class A-1,A-2,A-3,A-4, A-5, M-1,M-2 and B Certificates, exceeds

   b. the Targeted Overcollateralization Amount for such date.

Principal Payment Amount: For any Distribution Date will be equal to the Principal Remittance Amount for such date minus the Overcollateralization Release Amount, if any, for such date.

Monthly Excess Interest: For any distribution date, the sum of:

1) any amount of the Interest Remittance Amount remaining after the Class A-1,A-2,A-3,A-4, A-5, A-IO, M-1,M-2 and B Certificates have been paid

their Current Interest and any Carryforward Interest

2) any portion of the Principal Payment Amount remaining after distributions of principal on the A-1,A-2,A-3,A-4, A-5,M-1,M-2 and B Certificates

Monthly Excess Cashflow: For any distribution date, an amount equal to the sum of the Monthly Excess Interest and Overcollateralization Release Amount, if any, for such date.

Senior Enhancement Percentage: With respect to any distribution date and the Class A Certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the Overcollateralization Amount, in each case prior taking into account the distribution of the Principal Payment Amount on such Distribution Date, by (y) the Aggregate Loan Balance of the Mortgage Loans for such distribution date.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Class Certificate Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in April 2005 and (y) the first distribution date on which the Senior Enhancement Percentage is greater than or equal to [11.00]%.

Priority of Payments:

Interest Distributions

On each distribution date, the Interest Remittance Amount will be distributed in the following order of priority:

1) To the holders of the Class A-IO and the Class A-1 through A-5 Certificates, pro rata, Current Interest and any Carryforward Interest for such distribution date;
2) To the Class M-1 Certificates, the Current Interest and any Carryforward Interest for such distribution date;
3) To the Class M-2 Certificates, the Current Interest and any Carryforward Interest for such distribution date;
4) To the Class B Certificates, the Current Interest and any Carryforward Interest for such distribution date;
5) for application as part of Monthly Excess Cashflow for such distribution date, as described below, any such Interest Remittance Amount remaining after application pursuant to clauses (1) through (3) above for such distribution date.

Principal Distributions

On each distribution date, the Principal Payment Amount will be distributed in the following order of priority:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of Class A-1, A-2, A-3, A-4 and A-5 Certificates, sequentially, as follows:
   (A) To Class A-1 until retired
   (B) To Class A-2 until retired
   (C) To Class A-3 until retired
   (D) To Class A-4 until retired
   (E) To Class A-5 until retired

2) To the holders of the Class M-1 Certificates, until the Class Certificate

Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
4) To the holders of the Class B Certificates, until the Class Certificate Balance thereof has been reduced to zero; and

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class A-1, A-2, A-3 and A-4 Certificates, the Class A Principal Distribution Amount, sequentially, as follows:
   (A) To Class A-1 until retired
   (B) To Class A-2 until retired
   (C) To Class A-3 until retired
   (D) To Class A-4 until retired
   (E) To Class A-5 until retired
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero; and
5) For application as part of Monthly Excess Cashflow for such distribution date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (1) through (4) above.

Monthly Excess Cashflow

On each distribution date, the Monthly Excess Cashflow will be distributed in the following order of priority:

(1) (A)

until the aggregate Class Principal Balance of the Certificates equals the Aggregate Loan Balance of the mortgage loans for such distribution date minus the Targeted Overcollateralization Amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the Certificates, in the following order of priority:

i. to the Class A Certificates, in accordance with rules in effect prior to the Stepdown Date or on which a Trigger Event is in effect, until the Class Principal Balance of such Classes have been reduced to zero;
ii. to the Class M-1 Certificates, until the Class Principal Balance of such Class is reduced to zero;
iii. to the Class M-2 Certificates, until the Class Principal Balance of such Class is reduced to zero; and
iv. to the Class B Certificates, until the Class Principal Balance of such Class is reduced to zero;

(B)

on each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above under "—Principal Distributions—" , after giving effect to the distribution of the

Principal Payment Amount for such date, in accordance with the priorities set forth therein;

(2) to the Class M-1 Certificates, any Deferred Amount for such class;
(3) to the Class M-2 Certificates, any Deferred Amount for such class;
(4) to the Class B Certificates, any Deferred Amount for such class;
(5) concurrently, to the Class A Certificates, any Basis Risk Shortfall for such class;
(6) to the Class M-1 Certificates, any Basis Risk Shortfall for such class;
(7) to the Class M-2 Certificates, any Basis Risk Shortfall for such class;
(8) to the Class B Certificates, any Basis Risk Shortfall for such class;
(9) to the Class X Certificates, the remaining amount.

Class A Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the Class Principal Balance of the Class A Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [89.00]% and (ii) the Aggregate Loan Balance for the mortgage loans for such distribution date and (B) the amount, if any, by which (i) such Aggregate Loan Balance for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date. .

Class M-1 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Class A Certificates after giving effect to payments on such distribution date and (ii) the Class Principal Balance of the Class M-1 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [93.50]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class M-2 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Class A Certificates after giving effect to payments on such distribution date, (ii) the Class Principal Balance of the Class M-1 Certificates after giving effect to payments on such distribution date and (iii) the Class Principal Balance of the Class M-2 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [97.50]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class B Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Class A Certificates after giving effect to payments on such distribution date, (ii) the Class Principal Balance of the Class M-1 Certificates after giving effect to payments on such distribution date, (iii) the Class Principal Balance of the Class M-2 Certificates after giving effect to payments on such distribution date and (iv) the Class Principal Balance of the Class B Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [99.00]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Allocation of Losses:

Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, and fifth, to the Class M-1 Certificates.

Once Realized Losses have been allocated to the Class B or Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Monthly Excess Cashflow.

Trigger Event:

TBD

Credit Enhancement:

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[5.00]%	[5.50]%	[11.00]%
M-1	[2.75]%	[3.25]%	[6.50]%
M-2	[0.75]%	[1.25]%	[2.50]%
B	[0.00]%	[0.50]%	[1.00]%

* Prior to stepdown date, based on Initial Pool Balance.

** After stepdown date, based on current pool balance.

- Excess spread, which will initially be equal to approximately [180] bps per annum (before losses), is expected to be available to build OC commencing on the April 2002 Distribution Date.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
OC Floor (% Orig.)	0.50%

- Subordination: *Initially*, 5.00% for the Class A Certificates; 2.75% for the Class M-1 Certificates and 0.75% for the Class M-2 Certificates.

Overcollateralization Deficiency Amount:

For any distribution date will be equal to the amount, if any, by which

1) the Targeted Overcollateralization Amount for such distribution date exceeds

2) the Overcollateralization Amount for such distribution date, calculated for this purpose after giving effect to the reduction on such distribution date of the aggregate Class Principal Balance of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2 and Class B Certificates resulting from the payment of the Principal Payment Amount on such distribution date, but prior to allocation of any Applied Loss Amount on such distribution date.

Denominations:

The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $[1] in excess thereof.

CSFB
CREDIT SUISSE FIRST BOSTON CORPORATION

Prepayment Sensitivity Tables

To Call	0 PPC	50 PPC	75 PPC	115 PPC	125 PPC	150 PPC	175 PPC	200 PPC
A1								
WAL	11.10	2.10	1.47	1.00	0.93	0.79	0.68	0.61
Mod Duration	9.60	2.02	1.43	0.98	0.91	0.77	0.67	0.60
Principal Window	Apr02 - Dec19	Apr02 - Aug06	Apr02 - Apr05	Apr02 - Mar04	Apr02 - Jan04	Apr02 - Oct03	Apr02 - Jul03	Apr02 - May03
A2								
WAL	21.52	6.66	4.58	3.00	2.75	2.24	1.90	1.65
Mod Duration	12.27	5.40	NA	2.69	2.48	2.06	1.76	1.53
Principal Window	Dec19 - Jan27	Aug06 - Sep11	Apr05 - Oct08	Mar04 - Jul06	Jan04 - Feb06	Oct03 - Jun05	Jul03 - Oct04	May03 - Jun04
A3								
WAL	26.12	11.53	8.04	5.25	4.81	3.95	3.25	2.68
Mod Duration	12.40	7.92	6.10	4.33	4.02	3.39	2.85	2.39
Principal Window	Jan27 - Jul29	Sep11 - Feb16	Oct08 - Jan12	Jul06 - Aug08	Feb06 - Feb08	Jun05 - Jan07	Oct04 - Apr06	Jun04 - Sep05
A4								
WAL	27.72	14.73	10.67	7.00	6.41	5.26	4.42	3.78
Mod Duration	12.23	9.08	7.39	5.42	5.05	4.30	3.71	3.24
Principal Window	Jul29 - May30	Feb16 - Dec17	Jan12 - Nov13	Aug08 - Nov09	Feb08 - Mar09	Jan07 - Dec07	Apr06 - Jan07	Sep05 - May06
A5								
WAL	28.90	19.60	14.56	9.82	9.00	7.41	6.22	5.29
Mod Duration	11.95	10.25	8.79	6.84	6.43	5.57	4.86	4.27
Principal Window	May30 - Jun31	Dec17 - Oct23	Nov13 - Apr18	Nov09 - Mar13	Mar09 - Apr12	Dec07 - Jul10	Jan07 - Mar09	May06 - Feb08
M1								
WAL	25.92	12.53	8.97	5.95	5.48	4.66	4.13	3.82
Mod Duration	11.88	7.92	6.31	4.63	4.34	3.81	3.47	3.26
Principal Window	Mar23 - Jun31	Apr08 - Oct23	May06 - Apr18	Apr05 - Mar13	Apr05 - Apr12	Apr05 - Jul10	May05 - Mar09	May05 - Feb08
M2								
WAL	25.75	11.79	8.40	5.52	5.09	4.31	3.82	3.51
Mod Duration	11.85	7.70	6.08	4.40	4.12	3.59	3.26	3.04
Principal Window	Mar23 - Jan31	Apr08 - May21	May06 - Jul16	Apr05 - Sep11	Apr05 - Dec10	Apr05 - May09	Apr05 - Mar08	Apr05 - Apr07
B								
WAL	24.27	9.20	6.37	4.19	3.89	3.41	3.17	3.08
Mod Duration	11.59	6.58	4.98	3.52	3.30	2.95	2.78	2.72
Principal Window	Mar23 - Apr29	Apr08 - Jun15	May06 - Jul11	Apr05 - Apr08	Apr05 - Oct07	Apr05 - Oct06	Apr05 - Jan06	Apr05 - Jul05
AIO								
WAL	2.29	2.29	2.29	2.29	2.29	2.29	2.29	2.29
Mod Duration	1.14	1.14	1.14	1.14	1.14	1.14	1.14	1.14

CSFB

CREDIT SUISSE FIRST BOSTON CORPORATION

To Maturity	0 PPC	50 PPC	75 PPC	115 PPC	125 PPC	150 PPC	175 PPC	200 PPC
A1								
WAL	11.10	2.10	1.47	1.00	0.93	0.79	0.68	0.61
Mod Duration	9.60	2.02	1.43	0.98	0.91	0.77	0.67	0.60
Principal Window	Apr02 - Dec19	Apr02 - Aug06	Apr02 - Apr05	Apr02 - Mar04	Apr02 - Jan04	Apr02 - Oct03	Apr02 - Jul03	Apr02 - May03
A2								
WAL	21.52	6.66	4.58	3.00	2.75	2.24	1.90	1.65
Mod Duration	12.27	5.40	3.93	2.69	2.48	2.06	1.76	1.53
Principal Window	Dec19 - Jan27	Aug06 - Sep11	Apr05 - Oct08	Mar04 - Jul06	Jan04 - Feb06	Oct03 - Jun05	Jul03 - Oct04	May03 - Jun04
A3								
WAL	26.12	11.53	8.04	5.25	4.81	3.95	3.25	2.68
Mod Duration	12.40	7.92	6.10	4.33	4.02	3.39	2.85	2.39
Principal Window	Jan27 - Jul29	Sep11 - Feb16	Oct08 - Jan12	Jul06 - Aug08	Feb06 - Feb08	Jun05 - Jan07	Oct04 - Apr06	Jun04 - Sep05
A4								
WAL	27.72	14.73	10.67	7.00	6.41	5.26	4.42	3.78
Mod Duration	12.23	9.08	7.39	5.42	5.05	4.30	3.71	3.24
Principal Window	Jul29 - May30	Feb16 - Dec17	Jan12 - Nov13	Aug08 - Nov09	Feb08 - Mar09	Jan07 - Dec07	Apr06 - Jan07	Sep05 - May06
A5								
WAL	29.00	20.79	15.87	10.80	9.92	8.17	6.86	5.85
Mod Duration	11.96	10.48	9.14	7.22	6.82	5.94	5.21	4.61
Principal Window	May30 - Nov31	Dec17 - Oct30	Nov13 - Jul27	Nov09 - Aug20	Mar09 - Mar19	Dec07 - Jul16	Jan07 - Apr14	May06 - Jun12
M1								
WAL	25.92	12.54	8.97	5.95	5.49	4.66	4.14	3.82
Mod Duration	11.88	7.92	6.31	4.63	4.34	3.82	3.47	3.26
Principal Window	Mar23 - Jun31	Apr08 - Apr24	May06 - Sep18	Apr05 - Jul13	Apr05 - Aug12	Apr05 - Oct10	May05 - May09	May05 - Apr08
M2								
WAL	25.75	11.79	8.40	5.52	5.09	4.31	3.82	3.51
Mod Duration	11.85	7.70	6.08	4.40	4.12	3.59	3.26	3.04
Principal Window	Mar23 - Jan31	Apr08 - May21	May06 - Jul16	Apr05 - Sep11	Apr05 - Dec10	Apr05 - May09	Apr05 - Mar08	Apr05 - Apr07
B								
WAL	24.27	9.20	6.37	4.19	3.89	3.41	3.17	3.08
Mod Duration	11.59	6.58	4.98	3.52	3.30	2.95	2.78	2.72
Principal Window	Mar23 - Apr29	Apr08 - Jun15	May06 - Jul11	Apr05 - Apr08	Apr05 - Oct07	Apr05 - Oct06	Apr05 - Jan06	Apr05 - Jul05
AIO								
WAL	2.29	2.29	2.29	2.29	2.29	2.29	2.29	2.29
Mod Duration	1.14	1.14	1.14	1.14	1.14	1.14	1.14	1.14

CSFB
CREDIT SUISSE FIRST BOSTON CORPORATION

Collateral Description

All information on the Mortgage Loans is approximate. The final numbers will be found in the prospectus supplement.

Pool Balance as of	3/1/02
Pool Principal Balance	$447,029,978.51
Average Principal Balance	$426,962.73
Range of Principal Balance	$26,551.29 $4,493,129.19
WA Gross WAC	8.18%
Range of Gross WAC	5.87% - 11.50%
WAM (mos)	351
WA Age (mos)	4
Balloon / Fully Amortizing	6.5%
15yr-20yr	4.8%
Credit Score	
Weighted Average	691
500 to 600	1.81%
600 to 700	59.83%
700 to 800	36.15%
800 to 1000	0.84%
Not Available	1.37%
Original LTV	
Weighted Average	76.23%
Less than 40.01%	1.39%
40.01% to 50.00%	1.37%
50.01% to 60.00%	5.71%
60.01% to 70.00%	17.16%
70.01% to 80.00%	55.76%
80.01% to 90.00%	14.11%
90.01% to 100.00%	4.50%

Property Type	
Single Family Detached	68.69%
PUD	10.70%
Deminimus PUD	7.72%
Condominium (<5 Floors)	4.51%
Two Family	3.00%
Occupancy Status	
Owner Occupied	90.53%
Investor Property	5.86%
Second Home	3.61%
Documentation	
Full Documentation	27.08%
NINA	18.00%
Loan Purpose	
Purchase Money	46.62%
Cash-Out Refinance	33.87%
Rate/Term Refinance	19.52%
Geographic Concentration (> 5% of Total)	
California	40.18%
New York	9.08%
New Jersey	6.15%

CSFB
CREDIT SUISSE FIRST BOSTON CORPORATION

CSFB02009S1 - Bonds

Subord Lev	Bond	Type	% Deal	$ Balance	WAL	Coupon	Delay Days	Price/100	Yield (BEY)
COLLAT	COLLAT		100	429,133,638.56	3.65	7.525861	24	101-26	6.86
SNR	__A1	FLT	39.482878	169,434,300.00	1	2.13	0	100-00	2.14
SNR	__A2	FIX	26.394505	113,267,700.00	3	5.66	24	100-00	5.59
SNR	__A3	FIX	12.88785	55,306,100.00	5.25	6.58	24	100-00	6.57
SNR	__A4	FIX	4.7729887	20,482,500.00	7	6.96	24		
SNR	__A5	FIX	11.461791	49,186,400.00	9.82	7.23	24		
MEZ1	_M1	FIX	2.2499984	9,655,500.00	5.95	6.75	24		
MEZ2	_M2	FIX	2.0000064	8,582,700.00	5.52	6.75	24		
SUBORD	_B	FIX	0.7499847	3,218,438.55	4.19	6.75	24		
X	AIO	IO	9.787161	42,000,000.00	2.49	8	24		
R	R	RES_NO	100	429,133,636.55	3.65	0	24		

Bonds run to Call;
A1 is now a actual / 360 bond

I want to tie out to the yield on the A3

17/17